PLYMOUTH ROCK TECHNOLOGIES INC.
MiRIAD PASSES PAYLOAD FLIGHT TEST

Vancouver, BC - April 3, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (OTC: AXDRF) ("Plymouth", "PRT" or the "Company") is pleased to announce that its MiRIAD (Millimeter Remote Imaging from Airborne Drone) system has successfully passed our internal payload flight testing demonstrations in the Morongo and Coachella Valley, California, USA.

"The testing took place on variable terrain as well as close to the Palm Springs Wind Farm. The test allowed us to assess the stability and maneuverability of a UAS (Unmanned Aircraft System), with a MiRIAD system attached", stated Dana Wheeler, CEO of Plymouth Rock Technologies. "The SWAP (Size, Weight and Power) tests provide critical data on system endurance parameters. While we were confident of success, actual flight-testing with a representative payload puts us one step closer to our stated goal of fielding the MiRIAD system in 2020."

Professor Stuart Harmer, Scientific Advisor, elaborated further. "Currently, drones are used for capturing aerial imagery, mainly video and occasionally thermal. There is no current capability for drone-based imaging at much longer wavelengths, such as within the millimeter-wave spectrum. With our successful payload test and lightweight antenna design, we are now very confident that PRT will be the first company to realize millimeter-wave imaging from commercial drones.

Passive millimeter-wave imaging systems are used primarily for security screening, but until now were too large, heavy and power hungry for deployment on small drones; a characteristic severely limiting their range of application. PRT's compact antenna design is small, light and low power enough to be deployed on a commercial drone, opening up many applications for airborne passive millimeter-wave imaging capability.

In the near future, PRT will field multispectral imaging capabilities aboard small drones by combining visible, IR (infrared) and millimeter-wave imaging sensors on a single aerial vehicle. Multi-spectral imaging leverages the unique information provided by different bands of the electromagnetic spectrum to provide a powerful remote detection and inspection tool with wide application in civilian and military sectors. Potential applications include, security screening, collision avoidance, fire-fighting, military inspection, crop inspection and non-destructive testing of structures and facilities." concluded Professor Harmer.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MiRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

Investor Information:
Tasso Baras
+1-778-477-6990

(Not for dissemination in the United States of America)

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